UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41927

SU Group Holdings Limited

(Registrant’s Name)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders

99.2	Form of Proxy Card of Notice of Extraordinary General Meeting of Shareholders

99.3	Voting Instruction Form

99.4	Inspector of Election Report dated June 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED

Date: June 30, 2026	By:	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer